Exhibit (a)(5)(iii)

TEMPLETON DRAGON FUND, INC. 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON DRAGON FUND, INC. (“TDF”)
ANNOUNCES FINAL RESULTS OF TENDER OFFER

Fort Lauderdale, Florida, December 27, 2023—Templeton Dragon Fund [NYSE: TDF] (the “Fund”), today announced the final results of its issuer tender offer to purchase for cash up to 8,451,035 of its common shares, representing 25% of its issued and outstanding common shares.

The Tender Offer, which expired at 5:00 p.m. New York City time, on Wednesday, December 20, 2023, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered (“Pro-Ration Factor”). The final results of the Tender Offer are provided in the table below.
Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price*
23,988,237	8,451,035	0.35229952	$9.05
* Equal to 98% of the Fund’s net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on December 21, 2023 (the first business day after the expiration of the Tender Offer).
The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (the “SEC”), including the Fund's annual report for the fiscal year ended December 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent at (866) 828-6931.
Other information

You may request a copy of the Fund’s current Annual and Semi-Annual Reports to Shareholders by contacting Franklin Templeton’s Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or by visiting franklintempleton.com. All investments involve risks, including possible loss of principal. International investments are subject to special risks, including currency fluctuations and social, economic and political uncertainties, which could increase volatility. These risks are magnified in emerging markets. There are special risks associated with investments in China, Hong Kong and Taiwan, including less liquidity, expropriation, confiscatory taxation, international trade tensions, nationalization, and exchange control regulations and rapid inflation, all of which can negatively impact the Fund. Investments in Taiwan could be adversely affected by its political and economic relationship with China. The Fund is actively managed, but there is no guarantee that the manager's investment decisions will produce the desired results. For portfolio management discussions, including information regarding the Fund’s investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered. Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount to) the net asset value (NAV) of the fund's portfolio.  Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,300 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.4 trillion in assets under management as of November 30, 2023. For more information, please visit franklintempleton.com.

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